Exhibit 99.77(c)

Item 77C - Matters submitted to a vote of security holders

1.

An annual meeting of shareholders of the ING Emerging Markets High Dividend Equity Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, B.V. (“IIMA”) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 3) to elect five nominees to the Board of Trustees of the Fund; and 4) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	1**	8,129,331.720	250,252.414	285,292.053	7,349,809.360	16,014,685.547
	2**	8,099,789.377	250,707.161	314,379.649	7,349,809.360	16,014,685.547
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	3*	15,637,271.197	377,414.350	0.000	0.000	16,014,685.547
Patricia W. Chadwick	3*	15,635,583.997	379,101.550	0.000	0.000	16,014,685.547
Albert E. DePrince, Jr.	3*	15,617,282.190	397,403.357	0.000	0.000	16,014,685.547
Martin J. Gavin	3*	15,630,301.123	384,384.424	0.000	0.000	16,014,685.547
Sheryl K. Pressler	3*	15,634,608.768	380,076.779	0.000	0.000	16,014,685.547
	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	4**	8,162,762.819	206,543.423	295,569.945	7,349,809.360	16,014,685.547

*Proposals passed.

**Proposals did not pass; Adjourned to July 5, 2013.

2.

A special meeting of shareholders of the ING Emerging Markets High Dividend Equity Fund was held on July 5, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, B.V. (‘IIMA’) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 3) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
1	9,426,001.761	327,072.837	342,185.053	3,761,017.403	13,856,277.054
2	9,396,682.514	333,444.988	365,131.899	3,761,017.653	13,856,277.054
3	9,451,602.207	277,058.499	366,598.445	3,761,017.903	13,856,277.054

Proposals passed.